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SEC MAIL PROCESSING SECTION RECEIVED AUG 29 2013 WASH, D.C. 193

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 50430 |

29234

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Ward's Financial Services, Ltd.**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**14720 S. Will-Cook Road**
(No. and Street)

| Homer Glen | IL | 60491 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Richard M. Ward, Principal** **708-645-1850**
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Mulcahy, Pauritsch, Salvador & Co., Ltd.**
(Name – *if individual, state last, first, middle name*)

| 14300 Ravinia, Suite 200 | Orland Park | IL | 60462 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





OD 8/30/13

KW 8/30/13

# OATH OR AFFIRMATION

I, **Richard M. Ward**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Ward's Financial Services, Ltd.**, as of **June 30**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Richard M Ward
Signature

PRINCIPAL
Title

Jennifer King
Notary Public

OFFICIAL SEAL
JENNIFER L. KING
Notary Public - State of Illinois
My Commission Expires Apr 21, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. **Cash Flows**
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**x (o) Independent Auditors Report on Internal Control Structure**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# WARD'S FINANCIAL SERVICES, LTD.

## FINANCIAL STATEMENTS

## YEAR ENDED JUNE 30, 2013

MPS MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

*Certified Public Accountants/Business and Personal Consultants*

# WARD'S FINANCIAL SERVICES, LTD.

## FINANCIAL STATEMENTS

## YEAR ENDED JUNE 30, 2013

**WARD'S FINANCIAL SERVICES, LTD.**

**FINANCIAL STATEMENTS**

**YEAR ENDED JUNE 30, 2013**

## CONTENTS

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

*Certified Public Accountants/*
*Business and Personal Consultants*

Ward's Financial Services, Ltd.
Homer Glen, Illinois

## INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying financial statement of financial condition of Ward's Financial Services, Ltd. (an Illinois sole proprietorship) as of June 30, 2013, and the related statements of income, changes in proprietor's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.



14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ward's Financial Services, Ltd. as of June 30, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information on pages 8-9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

Orland Park, Illinois
August 23, 2013

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2013

## ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 408,051 |
| Deposit with clearing organization | | 50,000 |
| Total assets | $ | 458,051 |

## LIABILITIES AND PROPRIETOR'S EQUITY

| | | |
|---|---|---|
| Liabilities | $ | 5,250 |
| Proprietor's equity | | 452,801 |
| Total liabilities and proprietor's equity | $ | 458,051 |

See notes to financial statements.

## WARD'S FINANCIAL SERVICES, LTD.

## STATEMENT OF INCOME

## YEAR ENDED JUNE 30, 2013

| | | |
|---|---|---|
| Revenues: | | |
| Securities commissions | $ 51,547 | |
| Mutual fund commissions | 12,509 | |
| Interest | 65 | |
| Total revenues | | $ 64,121 |
| Expenses: | | |
| Audit fees | 5,109 | |
| Dues and subscriptions | 528 | |
| Operating expenses | 12,352 | |
| Regulatory fee | 2,265 | |
| Supplies | 9,104 | |
| Telephone/wire costs | 3,029 | |
| Total expenses | | 32,387 |
| Net income | | $ 31,734 |

See notes to financial statements.

**WARD'S FINANCIAL SERVICES, LTD.**

**STATEMENT OF CHANGES IN PROPRIETOR'S EQUITY**

**YEAR ENDED JUNE 30, 2013**

| | | |
|---|---|---|
| Balance at beginning of year | $ | 428,567 |
| Net income | | 31,734 |
| Proprietor's draw | | (7,500) |
| Balance at end of year | $ | 452,801 |

See notes to financial statements.

WARD'S FINANCIAL SERVICES, LTD.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2013

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $ | 31,734 |
| Cash flows from financing activities: | | |
| Proprietor's draw | | (7,500) |
| Net increase in cash and cash equivalents | | 24,234 |
| Cash and cash equivalents at beginning of year | | 383,817 |
| Cash and cash equivalents at end of year | $ | 408,051 |

See notes to financial statements.

## NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Ward's Financial Services, Ltd. (the "Proprietorship") operates as a sole proprietorship. The Proprietorship collects commissions on sales of mutual funds and other securities. The trades are cleared through RBC Correspondent Services which acts as the clearing agent, on a fully disclosed basis. No monies are received directly by the Proprietorship for these trades.

### Basis of Accounting

Securities transactions are recorded on a trade date basis. Revenues are recorded when income is earned. Expenses are recorded as incurred.

### Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

### Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents are defined as cash on hand, deposits with banks, and money market funds with maturities of three months or less.

### Income Taxes

Federal and state income taxes have not been provided as the sole proprietor is liable for such tax payments.

## NOTE 2. NET CAPITAL REQUIREMENTS

The Proprietorship is a broker-dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Under this Rule, the Proprietorship is required to maintain "minimum net capital" equivalent to $50,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At June 30, 2013, the Company had net capital of $450,394, which was $400,394 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.0117 to 1.0.

## NOTE 3. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2013, the proprietor provided office space to the Proprietorship at no charge. The proprietor operates other businesses from the same location as the broker-dealer business. Expenses are shared with those other businesses.

## NOTE 4. CASH FLOW INFORMATION

There was no cash paid during the year ended June 30, 2013 for interest and income taxes.

## NOTE 5. CONCENTRATIONS OF CREDIT RISK

During the year, the Proprietorship had bank and clearing deposit balances at financial institutions that, at times, exceeded federally insured limits. The Proprietorship has not experienced any losses on such accounts and is of the opinion that the solvency of the financial institutions is not of particular concern at this time.

## NOTE 6. OFF BALANCE SHEET CREDIT AND MARKET RISK

The Proprietorship is exposed to off balance sheet risk resulting from counter party transactions in securities. Such risk arises in the event that counter parties fail to satisfy their obligation and related collateral is insufficient.

Securities transactions of customers are introduced to and cleared through a clearing broker. Under the terms of its clearing agreement, the Proprietorship is required to guarantee the performance of its customers in meeting contracted obligations. In connection with the clearing broker, the Proprietorship seeks to control the risks with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the guidelines is monitored daily, and pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions when necessary.

## NOTE 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 23, 2013, which is the date the financial statements were available to be issued.

## SUPPLEMENTARY INFORMATION

# WARD'S FINANCIAL SERVICES, LTD.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF JUNE 30, 2013

| | |
|---|---|
| Total proprietor's equity qualified for net capital | $ 452,801 |
| Haircuts on securities | (2,407) |
| Net capital | $ 450,394 |

Computation of Basic Net Capital Requirement

| | |
|---|---|
| Minimum net capital required (6-2/3% of aggregate indebtedness) | $ 350 |
| Minimum dollar net capital requirement | $ 50,000 |
| Net capital requirement | $ 50,000 |
| Excess net capital | $ 400,394 |

Computation of Aggregate Indebtedness

| | |
|---|---|
| Total aggregate indebtedness liabilities | $ 5,250 |
| Ratio: Aggregate indebtedness to net capital | 0.0117 |

Note: There are no differences between the above computations and the Proprietorship's corresponding unaudited Focus - Part II filing.

## WARD'S FINANCIAL SERVICES, LTD.

## EXEMPTIVE PROVISIONS UNDER RULE 15c3-3

## AS OF JUNE 30, 2013

The Proprietorship is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under Section (K)(2)(ii) of that Rule. The Proprietorship does not carry customers' accounts on its books, and all customer transactions are cleared through another broker-dealer (RBC Correspondent Services) on a fully-disclosed basis.

# REPORT ON INTERNAL CONTROL

MULCAHY, PAURITSCH, SALVADOR & CO., LTD.

Certified Public Accountants/
Business and Personal Consultants

Ward's Financial Services, Ltd.
Homer Glen, Illinois

In planning and performing our audit of the financial statements of Ward's Financial Services, Ltd. (the "Proprietorship") as of and for the year ended June 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Proprietorship's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Proprietorship's internal control. Accordingly, we do not express an opinion on the effectiveness of the Proprietorship's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Proprietorship, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Proprietorship does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Proprietorship in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The Proprietorship is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Proprietorship has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



14300 Ravinia Ave. • Suite 200 • Orland Park, IL. 60462 • 708/349-6999 • Fax 708/349-6639
401 S. LaSalle St. • Suite 606 • Chicago, IL 60605 • 312/786-5979 • Fax 708/349-6639
7500 S. County Line Rd. • Burr Ridge, IL 60527 • 630/887-7838 • Fax 630/887-7895

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Proprietorship's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Proprietorship, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mulcahy, Pauritsch, Salvador & Co., Ltd.

Orland Park, Illinois
August 23, 2013